Online Registration System

To view/update this entity's detailed information, click the applicable link in the left-hand side navigation.

Current Status Information

Status

SWAP DEALER REGISTERED

NFA MEMBER APPROVED

EXEMPT FOREIGN FIRM APPROVED

NFA ID 0519517 [CITIGROUP GLOBAL MARKETS EUROPE AG](#)

PRINCIPAL APPROVED

Status History Information

Status

SWAP DEALER REGISTERED

NFA MEMBER APPROVED

SWAP DEALER PROVISIONALLY REGISTERED

NFA MEMBER PENDING

SWAP DEALER PENDING

EXEMPT FOREIGN FIRM APPROVED

EXEMPT FOREIGN FIRM PENDING

NFA ID 0519517 [CITIGROUP GLOBAL MARKETS EUROPE AG](#)

PRINCIPAL APPROVED

PRINCIPAL PENDING

Outstanding Requirements

Annual Due Date: 12/01/2024

ANNUAL MEMBERSHIP DUES REQUIRED FOR 06/01/2024	[Payment Schedule](#)
ANNUAL MEMBERSHIP DUES REQUIRED FOR 09/01/2024	[Payment Schedule](#)

Disciplined Employee Summary

No information available.

Exempt Foreign Firm Information

NFA ID	Agent Name
0002026	[CITIGROUP GLOBAL MARKETS INC](#)

NFA ID	Agent Name

NFA ID	Regulator Name
0316743	FINANCIAL CONDUCT AUTHORITY

NFA ID	Doing Business With
0443305	EFFISSIMO CAPITAL MANAGEMENT PTE LTD
0495157	EFFISSIMO PARTNERS
0488686	PEARL DIVER CAPITAL LLP
0461493	JUPITER INVESTMENT MANAGEMENT LIMITED
0461442	ICAP ENERGY AS
0459466	ENTERPRISE COMMODITY SERVICES LIMITED
0410306	NORTHWEST INVESTMENT MANAGEMENT HONG KONG LTD
0318217	PVM OIL ASSOCIATES LTD
0303496	SOCIETE GENERALE
0411526	MAKO FINANCIAL MARKETS PARTNERSHIP LLP

Exemption Category

FUTURES COMMISSION MERCHANT

View BASIC



Business Information

Name	**CITIGROUP GLOBAL MARKETS LIMITED**
Form of Organization	**CORPORATION**
Country	**UNITED KINGDOM**
Federal EIN	**Not provided**

Business Address

Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone Number	**+44 20 7508 2795**
Fax Number	**Not provided**
Email	**Not provided**
Website/URL	**Not provided**
CRD/IARD ID	**Not provided**



Exempt Foreign Firm Contact Information

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Exempt Foreign Firm Contact Address

First Name	**SUMANA**
Last Name	**SINHA**
TWe	**GLOBAL EXPENSES MANAGEMENT TEAM**
Street Address 1	**CITIGROUP CENTRE 1 5TH FLOOR**
Street Address 2	**33 CANADA SQUARE**
City	**CANARY WHARF**
Province	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**011-44-207-986-6327**
Email	**TRADING.EXPENSES@CITI.COM**



Other Names

SALOMON BROTHERS INTERNATIONAL LIMITED
ALIAS

SALOMON BROTHERS INTERNATIONAL LTD
OBA   NOT IN USE



Location of Business Records

Viewed on May 08, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 SLB**
Country	**UNITED KINGDOM**



U.S. Address for the Production of Business Records

Viewed on May 08, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

Office Of	**CITIGROUP GLOBAL MARKETS INC.**
Street Address 1	**388 GREENWICH STREET**
Street Address 2	**ATTENTION: LEGAL & COMPLIANCE**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10013**



Principal Information

Individual Information

NFAID	**0538968**
Name	**CLARK, SALLY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-06-2021**

NFAID	**0555745**
Name	**DUCSAI, EVELIN KATALIN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-18-2023**

NFAID	**0484489**
Name	**FALL, WILLIAM**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-06-2021**

NFAID	**0380240**
Name	**FERNANDEZ DE YBARRA, FRANCISCO**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**10-03-2013**

NFAID	**0519823**
Name	**FLOWERDAY, DAVID LEONARD**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-18-2019**

NFAID	**0540535**
Name	**KHAN, RAHMAN ALI**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**08-06-2021**

NFAID	**0559796**
Name	**LEE, TIINA LE SEONG**
TItle(s)	**CHIEF EXECUTIVE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-02-2024**

NFAID	**0522954**
Name	**MORTON, ANDREW JOHN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-24-2020**

NFAID	**0485735**
Name	**MOULDS, JONATHAN PAUL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-08-2022**

NFAID	**0553314**
Name	**PLUNKETT, IAIN**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-02-2023**

NFAID	**0551559**
Name	**RAJA, AMIT ANIL**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**

Effective Date	**11-25-2022**

NFAID	**0556290**
Name	**SEN GOSAIN, MANJIRA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-23-2023**

NFAID	**0488977**
Name	**TROMBETTA, SANTO**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-23-2020**

NFAID	**0520000**
Name	**VON KOSKULL, CASPER WILHELM**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-09-2024**

NFAID	**0563242**
Name	**WESTGARTH,GRAHAM**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**PENDING**
Effective Date	**04-11-2024**

NFAID	**0515189**
Name	**WIMBORNE, ZOE VICTORIA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-02-2022**

Holding Company Information

NFAID	**0388448**
Full Name	**CITIGROUP INC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**02-27-2014**



Principal Name and Financial Interest

Viewed on May 08, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED



Non-U.S. Regulator Information

Viewed on May 08, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

List of Non-U.S. Regulator(s) During The Past 5 Years

Country	Regulator Name
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY
UNITED KINGDOM	PRUDENTIAL REGULATORY AUTHORITY



Agent Information

Current Agent

Agent ID	Agent Name	Start Date
0002026	CITIGROUP GLOBAL MARKETS INC	10/1/2012

Agent History

Agent ID	Agent Name	Start Date	End Date
No information available			



Doing Business With

Doing Business With - Current

NFAID	Name	Start Date
No Information Available		

Doing Business With - History

NFA ID	Name	Start Date	End Date
No Information Available			



Disciplinary Information - Criminal Disclosures

Viewed on May 08, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor;</u>

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pied guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pied guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found,</u> after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person;</u> or
- have failed to supervise another <u>person's</u> activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question **F**

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

No

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

No



Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes



Registration Contact Information

Viewed on May 08, 2024

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address 1	**40 BANK STREET**
City	**LONDON**
Zip/Postal Code	**E14 SNR**
Country	**UNITED KINGDOM**
Phone	**N/A**
Email	**LESLIE.COOMBS@CITI.COM**



Registration Contact Information

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address 1	**40 BANK STREET**
City	**LONDON**
Zip/Postal Code	**E14 SNR**
Country	**UNITED KINGDOM**
Phone	**N/A**
Email	**LESLIE.COOMBS@CITI.COM**



Enforcement/Compliance Communication Contact Information

NFA ID 0291281 CITIGROUP GLOBAL MARKETS LIMITED

First Name	**ANDREW**
Last Name	**MCGUIRE**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 2795**
Email	**ANDREW.MCGUIRE@CITI.COM**



Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **No**



Membership Contact Information

Membership Contact

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address **1**	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 4987**
Email	**LESLIE.COOMBS@CITI.COM**

Accounting Contact

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address **1**	**40 BANK STREET**
City	**LONDON**
Zip/Postal Code	**E14 5NR**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 4987**
Email	**LESLIE.COOMBS@CITI.COM**

Arbitration Contact

First Name	**LESLIE**
Last Name	**COOMBS**
Street Address 1	**40 BANK STREET**
City	**LONDON**
Zip/Postal Code	**E14 5NR**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 4987**
Email	**LESLIE.COOMBS@CITI.COM**

Compliance Contact

First Name	**ANDREW**
Last Name	**MCGUIRE**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 5LB**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 2795**
Email	**ANDREW.MCGUIRE@CITI.COM**

Chief Compliance Officer Contact

First Name	**DAVID**
Last Name	**FLOWERDAY**
Street Address 1	**33 CANADA SQUARE**
City	**LONDON**
Zip/Postal Code	**E14 SLB**
Country	**UNITED KINGDOM**
Phone	**+44 20 7508 6939**
Email	**DAVID.FLOWERDAY@CITI.COM**

Filing History

NFA ID 0291281 | Enter
P.Onsor ID

CITIGROUPGLOBAL **MARKETS** LIMITED

FilterBy:
Form Mess11g g

-..rtfAll!

12/2-0/2023	ANNUALREGISTRATIONUPDATEFILED	BROWNZ
11/30/2023	BUSINESSLOCATIONS CHANGED	BROWNZ
10/24/2022	FIRM REGULATORYOMP ADDED- 18410	BROWNZ
01/20/2022	BUSINESS LOCATIONS CHANGED	WO.RDJ
12/02/2019	FIRMREGULATORYOMP ADDED- 16829	LOVEA
06/07/2019	FIRMRfGUIATORYMATTERiNFORMATION FIi EO	LOVEA
06/07/2019	FIRM REGUIATOP YSUPPLEMENTALDOCUMENTATIONQUESTION ANSWEREDNO	LOVEA
11/22/2017	BUSINESS LOCATIONS CHANGED	LOVEA
03/19/2017	FIRMREGULATORY MATTER INFORMATION FILED	LOVEA
08-/24/2016	BUSINESS LOCATIONS CHANGED	LOVEA
03/18/2016	BUSINESS LOCATIONS CHANGED	LOVEA
05/07/2014	8USJNESS I QIATJONS CHANGED	LOVEA
10/30/2013	FIRMREGUIATOP Y MATTER INFORMATION FILED	LOVEA
10/30/2013	FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES	LOVEA
10/30/2013	FIRM REGULATORY MATTER INFORMATION FILED	LOVEA
10/30/2013	FIRM REGULATORYSUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO	LOVEA
10/30/2013	FIRMREGULATORY DISCLOSUREQUESTION E CHANGED	LOVEA
10/02/2013	FIRMAPPi JCATJON FIi ED	LOVEA
10/06/2011	BUSINESS LOCATIONSCHANGED	NFICCDM
11/02/2004	BUSINESSLOCATIONS CHANGED	NFICCZK
04/07/2003	FIRMNAME CHANGED	NFRGYXC
04/07/2003	FORM OF ORGANIZATION CHANGED	NFRGYXC